

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2023

Paul Mann
Chief Executive Officer and Chairman
ASP Isotopes Inc.
433 Plaza Real, Suit 275
Boca Raton, Florida 33432

>   **Re: ASP Isotopes Inc.**
>   **Registration Statement on Form S-1**
>   **Filed on April 5, 2023**
>   **File No. 333-271137**

Dear Paul Mann:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Nicholas O'Leary at (202) 551-4451 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Brenda Hamilton